LEONARD, STREET AND DEINARD PROFESSIONAL ASSOCIATION

SUITE 2300

150 SOUTH FIFTH STREET

MINNEAPOLIS MN 55402

February 10, 2012	Mark S. Weitz
(612) 335-1517
mark.weitz@leonard.com

Securities and Exchange Commission

450 Fifth Street Northwest

Washington D.C. 20549

Re: Form S-1

Ladies and Gentlemen:

Filed herewith is a registration statement on Form S-1 for Twin Cities Power Holdings, LLC.  Please note that the registrant will not be circulating a preliminary prospectus prior to effectiveness.  Do not hesitate to contact the undersigned at (612) 335-1517 should you have any questions.

Very truly yours,

LEONARD, STREET AND DEINARD

PROFESSIONAL ASSOCIATION

/s/ Mark S. Weitz
Mark S. Weitz